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                            February 11, 2022

       Ryan F. Zackon
       Chief Executive Officer
       Smart for Life, Inc.
       990 Biscayne Blvd., Suite 503
       Miami, FL 33132

                                                        Re: Smart for Life,
Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed February 10,
2021
                                                            File No. 333-261699

       Dear Mr. Zackon:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2022 letter.

       Amendment 4 to Form S-1 filed on February 10, 2022

       Risk Factors, page 25

   1. We note your response to prior comment 4. Please expand your second risk factor to disclose the
estimated financing expense you expect to recognize when the future equity agreement shares
are issued upon consummation of this IPO (page 13). Absent
                                                        such disclosure,
investors may be surprised by a material charge in the period of the
                                                        IPO. Disclose also how
such amount was determined. A corresponding disclosure in
                                                        MD&A would be
appropriate.
       Financial Statements
       Note 3, page F-10
 Ryan F. Zackon
Smart for Life, Inc.
February 11, 2022
Page 2
2. Please expand your newly added restatement disclosures to fully explain the $1,058,460 reduction in general & administrative expenses shown on page F-11. It is not clear why this expense category was impacted given that the error is described as impacting amortization expense and financing costs. Also, if the errors were all non-cash adjustments, please explain the material change in your reported operating cash flow.
       You may contact Tara Harkins at 202-551-3639 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Tyler Howes at 202-551-3370 or Laura Crotty at 202-551-7614 with any other questions.



                                                          Sincerely,
FirstName LastNameRyan F. Zackon
                                                          Division of
Corporation Finance
Comapany NameSmart for Life, Inc.
                                                          Office of Life
Sciences
February 11, 2022 Page 2
cc:       Louis A. Bevilacqua, Esq.
FirstName LastName